SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 14, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated October 14, 2011 regarding “Sony Ericsson reports third quarter 2011 results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: October 14, 2011

PRESS RELEASE	OCTOBER 14, 2011

Sony Ericsson reports third quarter 2011 results

Highlights:

•	Income before taxes was Euro 31 million

•	33 percent increase in sales quarter-on-quarter

•	Smartphones account for more than 80 percent of total sales

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the third quarter ended September 30, 2011 is as follows:

	Q3 2010	Q2 2011	Q3 2011
Number of units shipped (million)	10.4	7.6	9.5
Average selling price (Euro)	154	156	166
Sales (Euro m.)	1,603	1,193	1,586
Gross margin (%)	30%	31%	27%
Operating income (Euro m.)	63	-37	38
Operating margin (%)	4%	-3%	2%
Restructuring charges (Euro m.)	4	—	—
Operating income excl. restructuring charges (Euro m.)	67	-37	38
Operating margin excl. restructuring charges (%)	4%	-3%	2%
Income before taxes (IBT) (Euro m.)	62	-42	31
IBT excl. restructuring charges (Euro m.)	66	-42	31
Net income (Euro m.)	49	-50	0

Bert Nordberg, President and CEO of Sony Ericsson commented, “We delivered a solid 73 million Euro improvement in income before taxes as we rebounded from the previous quarter with a 33 percent increase in sales. Android-based Xperia™ smartphone sales now account for more than 80 percent of sales and we have shipped 22 million Xperia smartphones to date. We will continue to invest in the smartphone market, shifting the entire portfolio to smartphones during 2012.”

Units shipped during the quarter were 9.5 million, a 9% decrease year-on-year due to a decline in feature phone shipments, partially offset by an increase in smartphone shipments. The 25% quarter-on-quarter increase was due to the higher volume of smartphones shipped.

Average selling price (ASP) for the quarter was Euro 166, up 8% year-on-year and 6% sequentially. The year-on-year increase was due to the shift to smartphones and geographic mix despite a negative effect from foreign exchange rates. The sequential increase was due to product and geographic mix.

Sales for the quarter were approximately Euro 1.6 billion and essentially flat year-on-year.

The gross margin percentage for the quarter was 27%, a decrease of 3 percentage points year-on-year and 4 percentage points from the previous quarter. The year-on-year decrease in margin is attributed to product and geographic mix. The sequential decrease in margin was due to inventory-related adjustments and product and geographic mix.

Income before taxes for the quarter was Euro 31 million, compared to income before taxes of Euro

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

62 million for the same quarter in the previous year. Loss before taxes for the previous quarter was Euro 42 million. The sequential improvement was reflective of higher sales and lower operating expenses, while the year-on-year decline was due to lower gross margin percentage offset by lower operating expenses.

Net income during the quarter improved by Euro 50 million sequentially, while net income decreased by Euro 49 million year-on-year. Income taxes recorded during the quarter reflect the distribution of profits and losses between various jurisdictions and tax adjustments. Minority interest reflects higher net income at a majority-owned joint venture company.

Cash flow from operating activities during the quarter was Euro 53 million. External borrowings of Euro 51 million were repaid during the quarter, resulting in total borrowings of Euro 718 million at the end of the quarter. Total cash balances at September 30, 2011 amounted to Euro 466 million.

Sony Ericsson estimates that its share of the global Android-based smartphone market during the quarter was approximately 12% in volume and 11% in value.

Sony Ericsson maintains its forecast for modest industry growth in total units in the global handset market for 2011.

The liquid identity is a registered trademark of Sony Ericsson Mobile Communications AB. Xperia™ is a trademark of Sony Ericsson Mobile Communications AB. Sony is a registered trademark of Sony Corporation. Ericsson is a registered trademark of Telefonaktiebolaget LM Ericsson. Any rights not expressly granted herein are reserved and subject to change without prior notice.

EDITOR’S NOTES:

Financial statements:

Consolidated income statement

Consolidated income statement – isolated quarters

Consolidated balance sheet

Consolidated statement of cash flows

Consolidated statement of cash flows – isolated quarters

Net sales by market area by quarter

About Sony Ericsson

Sony Ericsson celebrates its 10th year as a joint venture between Sony Corporation and Ericsson in October 2011. Over the years Sony Ericsson has brought together the best communication technologies with superior entertainment user experiences to create its Xperia™ line of the ‘most entertaining smartphones’ in the mobile handset industry. With its global corporate functions in London, Sony Ericsson has sales and marketing operations in all major regions of the world, as well as manufacturing operations in China, and product development sites in China, Japan, Sweden and Silicon Valley, California. For more information, please visit: www.sonyericsson.com/press.

– ENDS –

CONTACTS:

Ericsson investor relations

Stefan Jelvin (Stockholm) +46 10 714 2039

Sony investor relations

Yoshinori Hashitani (Tokyo) +81 3 6748 2111

Yas Hasegawa (London) +44 20 7426 8696

Press / Media

Sony Ericsson global communications and PR

Cathy Davies (London) +44 208 762 5879

Holly Rossetti (London) + 44 208 762 5851

Gustaf Brusewitz (London) +44 208 762 5805

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

This press release contains forward-looking statements that involve inherent risks and uncertainties. Sony Ericsson has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jul-Sep				Jan-Sep
EUR million	2010	2011	Change		2010	2011	Change
Net sales	1,603	1,586	-1%		4,765	3,924	-18%
Cost of sales	-1,130	-1,159	3%		-3,371	-2,750	-18%

Gross profit	473	427	-10%		1,394	1,174	-16%
Gross margin %	30%	27%	-3	pp	29%	30%	1	pp

Research and development expenses	-179	-190	6%		-555	-547	-1%
Selling and administrative expenses	-241	-207	-14%		-750	-630	-16%

Operating expenses	-420	-397	-5%		-1,305	-1,177	-10%

Other operating income, net	10	8	-20%		31	24	-23%

Operating income	63	38	-40%		120	21	-83%
Operating margin %	4%	2%	-2	pp	3%	1%	-2	pp

Financial income	7	7	0%		16	15	-6%
Financial expenses	-8	-14	75%		-24	-32	33%

Income before taxes	62	31	-50%		112	4	-96%

Taxes	-12	-17	42%		-21	-26	24%
Minority interest	-2	-14	600%		-8	-18	125%

Net income	49	0	-100%		82	-40

Number of units shipped (million)	10.4	9.5	-9%		31.9	25.3	-21%
ASP (EUR)	154	166	8%		150	155	3%

EUR million	Jul-Sep				Jan-Sep
Restructuring charges	2010	2011			2010	2011
Cost of sales	-3	—			-34	—
Research and development expenses	5	—			2	—
Selling and administrative expenses	-6	—			-7	—

Total	-4	—			-39	—

*	Operating expenses in 2010 have been restated to reflect certain organizational changes.

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2010				2011
EUR million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net sales	1,405	1,757	1,603	1,528	1,145	1,193	1,586
Cost of sales	-975	-1,266	-1,130	-1,069	-763	-828	-1,159

Gross profit	429	492	473	459	382	365	427
Gross margin %	31%	28%	30%	30%	33%	31%	27%

Research and development expenses	-185	-191	-179	-191	-173	-184	-190
Selling and administrative expenses	-238	-272	-241	-236	-199	-224	-207

Operating expenses	-423	-463	-420	-427	-372	-408	-397

Other operating income, net	14	7	10	7	10	6	8

Operating income	20	36	63	39	19	-37	38
Operating margin %	1%	2%	4%	3%	2%	-3%	2%

Financial income	7	2	7	2	3	5	7
Financial expenses	-9	-7	-8	-6	-8	-10	-14

Income before taxes	18	31	62	35	15	-42	31

Taxes	6	-16	-12	-27	-5	-3	-17
Minority interest	-3	-4	-2	0	1	-5	-14

Net income	21	12	49	8	11	-50	0

Number of units shipped (million)	10.5	11.0	10.4	11.2	8.1	7.6	9.5
ASP (EUR)	134	160	154	136	141	156	166

EUR million	2010				2011
Restructuring charges	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Cost of sales	2	-33	-3	2	—	—	—

Research and development expenses	-2	-1	5	0	—	—	—

Selling and administrative expenses	-3	2	-6	-5	—	—	—

Total	-3	-32	-4	-3	—	—	—

*	Operating expenses in 2010 have been restated to reflect certain organizational changes.

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED BALANCE SHEET

	Sep 30	Dec 31	Jun 30	Sep 30
EUR million	2010	2010	2011	2011

ASSETS

Total fixed and financial assets	813	803	819	890

Current assets
Inventories	457	460	570	656
Accounts receivable	986	836	872	1,090
Other assets	328	295	330	408
Other short-term cash investments	440	276	329	301
Cash and bank	482	329	188	165

Total current assets	2,692	2,196	2,289	2,620

Total assets	3,505	2,999	3,108	3,510

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	480	532	451	507
Minority interest	62	42	43	60

Total equity	541	574	494	567

Borrowing, Non Current	100	100	0	0
Other long-term liabilities	30	32	31	40

Total long-term liabilities	130	132	31	40

Accounts payable	922	769	716	1,050
Borrowing, Current	284	130	769	718
Other current liabilities	1,628	1,394	1,098	1,135

Total current liabilities	2,834	2,293	2,583	2,903

Total shareholders’ equity and liabilities	3,505	2,999	3,108	3,510

Net cash*	538	375	-252	-252

*	Net cash is defined as cash and bank deposit plus short-term cash investments less interest-bearing liabilities.

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul-Sep		Jan-Sep
EUR million	2010	2011	2010	2011
OPERATING
Net income	49	0	82	-40
Adjustments to reconcile net income to cash	-66	27	-105	-139

	-17	27	-23	-179

Changes in operating net assets	-38	26	-96	-345

Cash flow from operating activities	-54	53	-119	-524

INVESTING
Investing activities	2	-58	14	-94

Cash flow from investing activities	2	-58	14	-94

FINANCING
Financing activities	-32	-56	118	485

Cash flow from financing activities	-32	-56	118	485

Net change in cash	-85	-61	12	-133
Cash, beginning of period	1,039	516	878	605
Translation difference in Cash	-33	11	31	-6

Cash, end of period	921	466	921	466

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2010				2011
EUR million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
OPERATING
Net income	21	12	49	8	11	-50	0
Adjustments to reconcile net income to cash	-44	4	-66	-50	-137	-29	27

	-23	16	-17	-42	-127	-79	27

Changes in operating net assets	-72	13	-38	-86	-226	-145	26

Cash flow from operating activities	-94	29	-54	-128	-353	-224	53

INVESTING
Investing activities	27	-15	2	-18	-14	-21	-58

Cash flow from investing activities	27	-15	2	-18	-14	-21	-58

FINANCING
Financing activities	150	0	-32	-178	375	165	-56

Cash flow from financing activities	150	0	-32	-178	375	165	-56

Net change in cash	83	15	-85	-324	8	-80	-61
Cash, beginning of period	878	980	1,039	921	605	599	516
Translation difference in Cash	19	45	-33	7	-14	-3	11

Cash, end of period	980	1,039	921	605	599	516	466

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million	2010				2011
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa *	711	876	837	795	485	435	480
Americas	201	223	222	205	151	193	121
Asia	493	659	544	528	509	565	985

Total	1,405	1,757	1,603	1,528	1,145	1,193	1,586

* of which Western Europe	525	668	632	569	307	323	313

	2010				2011
Sequential change (%)	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa *	-26%	23%	-4%	-5%	-39%	-10%	10%
Americas	-9%	11%	0%	-8%	-26%	28%	-37%
Asia	-12%	34%	-17%	-3%	-4%	11%	74%

Total	-20%	25%	-9%	-5%	-25%	4%	33%

* of which Western Europe	-23%	27%	-5%	-10%	-46%	5%	-3%

	2010				2011
Year over year change (%)	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa *	-27%	-6%	-4%	-18%	-32%	-50%	-43%
Americas	1%	14%	-4%	-8%	-25%	-13%	-45%
Asia	-12%	17%	6%	-6%	3%	-14%	81%

Total	-19%	4%	-1%	-13%	-19%	-32%	-1%

* of which Western Europe	-27%	-1%	-1%	-16%	-42%	-52%	-50%

	2010				2011
Year to date	1003	1006	1009	1012	1103	1106	1109
Europe, Middle East & Africa *	711	1,587	2,424	3,219	485	919	1,399
Americas	201	424	646	851	151	345	466
Asia	493	1,152	1,695	2,224	509	1,075	2,060

Total	1,405	3,162	4,765	6,294	1,145	2,339	3,925

* of which Western Europe	525	1,193	1,825	2,393	307	630	943

	2010				2011
YTD year over year change (%)	1003	1006	1009	1012	1103	1106	1109
Europe, Middle East & Africa *	-27%	-17%	-13%	-14%	-32%	-42%	-42%
Americas	1%	7%	3%	0%	-25%	-19%	-28%
Asia	-12%	3%	4%	1%	3%	-7%	22%

Total	-19%	-8%	-5%	-7%	-19%	-26%	-18%

* of which Western Europe	-27%	-15%	-10%	-12%	-42%	-47%	-48%

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114